FINANCIAL STATEMENT

Transamerica Financial Advisors, Inc.
Year Ended December 31, 2018
With Report of Independent Registered Public
Accounting Firm
*(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934)*

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SEC FILE NUMBER

8-33429

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED
REPORT FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 AND ENDING 12/31/18
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Transamerica Financial Advisors, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

570 Carillon Parkway

(No. and Street)

St. Petersburg   FL   33716

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Beitzel   (319) 355-2802

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

1 N. Wacker Drive   Chicago   IL   60606

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Brian J. Beitzel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Transamerica Financial Advisors, Inc. as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



NOTARIAL SEAL IOWA
BREANNON STATE
Commission Number 751275
My Commission Expires
February 19, 2020

Brian J. Beitzel, CFO

Breannon State

Notary Public

This report ** contains (check all applicable boxes):

(X)... (a) Facing Page.
(X)... (b) Statement of Financial Condition.
( )... (c) Statement of Operations.
( )... (d) Statement of Cash Flows.
( )... (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
( )... (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( )... (g) Computation of Net Capital.
( )... (h) Statement Regarding SEC Rule 15c3-3
( )... (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( )... (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( )... (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( )... (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)... (m) An Oath or Affirmation.
( )... (n) A copy of the SIPC Supplemental Report.
( )... (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
( )... (p) Exemption Report required by SEC Rule 17a-5(d)(1).
(X)... (q) Report of Independent Registered Public Accounting Firm.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONFIDENTIAL

TRANSAMERICA FINANCIAL ADVISORS, INC.
FINANCIAL STATEMENT
Year Ended December 31, 2018

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statement

Statement of Financial Condition... 2
Notes to Financial Statement.. 3



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Transamerica Financial Advisors, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Transamerica Financial Advisors, Inc. (the "Company") as of December 31, 2018, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2019

We have served as the Company's auditor since 2014.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

TRANSAMERICA FINANCIAL ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
(Dollars in thousands, except share data)
December 31, 2018

Assets

Cash and cash equivalents	$	27,534
Restricted cash		250
Commissions receivable		2,817
Investments in securities, at fair value		822
Receivables from clearing broker		794
Deferred tax asset, net		517
Agent notes receivable		265
Commissions receivable affiliated		263
Other receivables		3,678
Prepaid expenses and other assets		2,256
Total assets	**$**	**39,196**

Liabilities and stockholders' equity

Liabilities

Legal fees payable	$	6,583
Due to affiliates		2,949
Commissions payable		2,258
Advanced commissions		1,148
Unearned Revenue		1,131
Payable to Parent under tax allocation agreement		1,128
Other liabilities		3,105
Total liabilities		**18,302**

Stockholders' equity

Common stock, one dollar par value, 5,000 shares authorized; 1,209 issued and outstanding		2
Additional paid-in capital		21,928
Retained deficit		(1,036)
Total stockholders' equity		**20,894**
Total liabilities and stockholders' equity	**$**	**39,196**

The accompanying notes are an integral part of these financial statements

TRANSAMERICA FINANCIAL ADVISORS, INC.
NOTES TO FINANCIAL STATEMENT
(Dollars in thousands)

1. Organization

Transamerica Financial Advisors, Inc. (the "Company") is 10.8% owned by Commonwealth General Corporation ("CGC"), 37.6% owned by AEGON Asset Management Service, Inc. ("AAM"), and 51.6% owned by AUSA Holding, LLC ("AUSA"), AUSA is 100% owned by Transamerica Corporation ("Transamerica", the "Parent"). Transamerica, CGC, AUSA, and AAM are indirect wholly owned subsidiaries of AEGON N.V., a public limited liability share company organized under Dutch law. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). In addition, the Company is an investment advisor under the Investment Advisors Act of 1940. The Company markets financial products for both affiliated and nonaffiliated companies, such as variable annuities, variable life insurance, mutual funds, fixed annuities, advisory programs, and certain securities to investors throughout the United States. The Company is a member of the Municipal Securities Rulemaking Board.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statement has been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP").

Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues, and expenses and the disclosures of contingent assets and liabilities. Those estimates are inherently subject to change and actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and on deposit and money market funds with original maturities of three months or less. Cash and cash equivalents are primarily valued at amortized cost, which approximates fair value. Money market funds are valued based at amortized cost, which approximates fair value. At December 31, 2018, the Company had cash accounts, which exceeded federally insured limits, and are therefore not subject to FDIC insurance.

Restricted Cash

Represents special reserve funds for the exclusive benefit of customers required by SEC Rule 15c3-3 and relates to the 15c3-3 (k)(2)(i) exemption the Company claims.

Commissions Receivable

Commissions receivable represents non-affiliated agency checks, 12b-1 fee accruals, mutual fund and insurance product premium time-of-sale commission accruals, insurance trails, mutual fund time of sale commissions, and advisory fees earned but not yet received.

Investments in Securities

The Company's investments at year-end consist primarily of equity securities, mutual funds, exchange traded funds, and money market funds, which are reported at fair value.

Receivables from Clearing Broker

Receivables from clearing broker are related to cash and cash equivalents held at Pershing LLC, the clearing broker dealer, where the transactions are cleared on a fully disclosed basis.

Deferred Income Taxes

State and federal deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities, using the enacted marginal tax rate.

Agent Notes Receivable

Agent notes receivable balance represents the uncollected fee balances for the Company's non-provider companies.

Commissions Receivable Affiliated

Commissions receivable affiliated represents 12b-1 fees, insurance trails, and brokerage commission accruals.

Other Receivables

The Company's other receivables represent unprocessed suspended transactions, agent debit balances, and advanced commissions.

Prepaid Expenses and Other Assets

Prepaid assets consist of monthly FINRA licensing fees paid directly through the FINRA CRD (Central Registration Depository) account, E&O insurance, as well as prepaid annual FINRA assessments. These assessments and fees are amortized over the term of the coverage period.

Other prepaid expenses are amortized over the term of the coverage period.

Other assets include secured deposits held at Pershing LLC, Financial Database Services, and the National Securities Clearing Corporation.

Legal Fees Payable

Legal fees payable represents an accrual, which was booked in connection with regulatory matters, legal fees, and other matters.

Due to affiliates

The Company is a party to a cost sharing agreement with affiliates in order to facilitate payments associated with employee costs, accounts payable services, underwriting services, payables associated with sales of insurance

(Dollars in thousands)

products, and other miscellaneous expenses. The Company settles with the Parent regularly based on net capital positions in order to keep these liabilities current.

Commissions Payable

Commissions payable represents 12b-1 fee, insurance, brokerage commissions, advances, and advisory accruals to registered representatives.

Advanced Commissions

Advanced commissions consist of commissions paid to agents in advanced.

Unearned Revenue

Unearned revenue consist of pre-funded FINRA renewal and assessment fees from agents.

Other Liabilities

Other liabilities consist of employee accruals, accounts payable, unprocessed cash transactions, unprocessed suspended transactions, agent debit balances, and uncollected outstanding fees.

3. Receivable from Contracts with Customers

The Company adopted Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers*, in the current year using the modified retrospective approach and the impact of the adoption is immaterial.

Distribution Fees Receivable

The beginning receivable balance related to brokerage commissions was $6,544, whereas the December 31, 2018 ending balance was $5,624 reflected under commissions receivable, receivables from clearing broker, agent notes receivable, commissions receivable affiliated, and other receivables on the Statement of Financial Condition.

Advisory Fees Receivable

The beginning receivable balance related to brokerage commissions was $759, whereas the December 31, 2018 ending balance was $1,973 reflected under commissions receivable on the Statement of Financial Condition.

Administrative Advisory Fees Receivable

The beginning and ending receivable balance related to brokerage commissions was zero.

Agent Affiliation Fees Receivable

The beginning and ending receivable balances in 2018 related to brokerage commissions was zero.

Revenue Sharing Receivable

The beginning receivable balance related to brokerage commissions was zero, whereas the December 31, 2018 ending balance was $220 reflected under commissions receivable on the Statement of Financial Condition.

4. Fair Value Measurements and Fair Value Hierarchy

ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

In accordance with ASC 820, the Company has categorized its financial instruments into a three-level hierarchy, which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statements of Financial Condition are categorized as follows:

- *Level 1.* Unadjusted quoted prices for identical assets or liabilities in an active market that the company has ability to access at measurement date.

- *Level 2.* Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

    a) Quoted prices for similar assets or liabilities in active markets

    b) Quoted prices for identical or similar assets or liabilities in non-active markets

    c) Inputs other than quoted market prices that are observable

    d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

- *Level 3.* Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Both observable and unobservable inputs may be used to determine the fair value of positions classified in Level 3. The circumstances for using unobservable measurements include those in which there is little, if any, market activity for the assets or liabilities. Therefore, the Company must make assumptions about inputs that a hypothetical market participant would use to value the assets or liabilities.

(Dollars in thousands)

The following table presents the Company's hierarchy for its assets measured at fair value on a recurring basis at December 31, 2018:

	December 31, 2018			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets				
Mutual funds (a)(c)	$ 31	$ -	$ -	$ 31
Equity securities (b)(c)	215	-	-	215
Money market funds (c)(d)	-	6,393	-	6,393
Total assets	**$ 246**	**$ 6,393**	**$ -**	**$ 6,639**

(a) Mutual funds are carried at the daily close price.
(b) These investments are valued based on daily market close price of the underlying securities held in each account.
(c) These investments are included as investments in securities on the Statement of Financial Condition.
(d) Cash equivalents of $5,817 are primarily valued at amortized cost, which approximates fair value. Operating cash is not included in the above table.

	Fair Value	**Unfunded Commitments**	**Redemption Frequency**	**Redemption Notice Period**
Money market funds	$ 6,393	$ -	any dealing day	0 days
Total	**$ 6,393**			

5. Income Taxes

The Company's federal income and state tax return (where applicable) is consolidated with other included affiliated companies. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company's separately computed income tax liability or the consolidated group's income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company's separately computed income tax liability or the consolidated group's income tax liability in any carryback or carry forward year when so applied. Accrued separate Company state income taxes for consolidated state income tax returns that are not paid by the Company under the tax sharing agreement are settled through capital contribution or distributions to the Parent. Under this agreement, the Company received contributions related to state tax sharing from AUSA, AAM, and CGC of $75, $55, and $16, respectively, during the year ended December 31, 2018, as a result of state tax sharing. The Company also paid a dividend related to federal taxes of $16, $12, and $3 to AUSA, AAM, and CGC pursuant to the tax sharing agreement. Intercompany income tax balances are settled within thirty days of payment to or filing with the Internal Revenue Service. Deferred income taxes have been established by each member of the consolidated group based upon temporary differences within each entity.

The Company has paid cash payments related to taxes of $1,218 to the Parent from the filing of the 2017 return and estimated 2018 payments.

The Company provides for deferred income taxes resulting from temporary differences that arise from recording certain transaction in different years for income tax reporting purposes than for financial reporting purposes. These include bonus and vacation accruals, litigation reserve, interest expense on federal income tax, general accruals, and the long-term incentive compensation. As of December 31, 2018, the deferred income tax asset was $517.

(Dollars in thousands)

The Company has analyzed all material tax positions under the guidance of ASC 740, *Income Taxes*, related to the accounting for uncertainty in income tax and determined there were no tax benefits, which should not be recognized at December 31, 2018 and December 31, 2017. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase within 12 months of the reporting date.

The Company classifies interest and penalties related to income taxes as interest expense and penalty expense, respectively. The total interest payable as of December 31, 2018 is $135.

The Company's federal income tax returns have been examined by the Internal Revenue Service and closing agreements have been executed through 2008. An examination is in progress for the year 2009 through 2013. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions. A tax return has not been filed for 2018.

6. Related Party Transactions

The Company is a member of a group of affiliated companies that are engaged in the sale of proprietary and nonproprietary life insurance, annuities, and other investment-related activities. The related accrual as of December 31, 2018 of $263 is reflected as commission receivable affiliated on the Statement of Financial Condition.

The Company is party to cost-sharing agreements between Transamerica affiliated companies, providing general administrative services as needed. The outstanding payable associated with the cost sharing agreement totaled $496 and is included in due to affiliates on the Statement of Financial Condition.

During 2018, the Company received capital contributions of $3,096, $2,257, and $647 from AUSA, AAM, and CGC respectively. The Company received state tax capital contributions of $75, $55, and $16 from AUSA, AAM, and CGC respectively, pursuant to the tax sharing agreement, which the Company earned a benefit based off the participation of the consolidated tax return with the Parent. The Company also paid a dividend related to federal taxes of $16, $12, and $3 to AUSA, AAM, and CGC pursuant to the tax sharing agreement, which the Company incurred a charge based off the participation of the consolidated tax return with the Parent.

7. Commitments and Contingencies

The Company is involved in litigation and arbitrations in the normal course of business. These matters include, but are not limited to, claims relating to alleged registered representative misconduct, in which recovery of compensatory and/or punitive damages may be sought. The Company is, from time to time, also involved in regulatory investigations, actions, and inquiries. In all such matters, the Company has cooperated fully with the applicable regulatory agency or self-regulatory organization.

The Company assesses its liabilities and contingencies utilizing available information. For those matters where it is probable the Company will incur a potential loss and the amount of the loss is reasonably estimated, in accordance with FASB ASC No. 450, *Contingencies*, an accrued liability has been established. These reserves represent the Company's aggregate estimate of the potential loss contingency at December 31, 2018 for all legal, and are believed to be sufficient. Such liabilities may be adjusted from time to time to reflect any relevant developments.

The Company settled with the SEC in connection with an investigation related to the use of certain models in the Transamerica I-Series® ("I-Series") and Transamerica One programs. The models at issue in the investigation were managed by AEGON USA Investment Management, LLC. ("AUIM") and by F-Squared Investments, Inc. ("F-Squared"). These strategies are no longer offered by the Company and neither AUIM nor F-Squared currently provide model management services to the Company.

As of December 31, 2018, the Company recorded $6,388 for pending legal and regulatory matters in legal fees payable on the Statement of Financial Condition.

8. Guarantees

In the normal course of business, the Company indemnifies and guarantees clearing agents against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. Pursuant to the terms of the agreements between the Company and the clearing agents, the clearing agents have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At December 31, 2018, unsecured debits totaled $26. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that since it only takes trades with customer invested funds, it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications as of December 31, 2018. In addition, the Company has the right to pursue collection from the counterparties who do not perform under their contract.

9. Subsequent Events

The financial statement is adjusted to reflect events that occurred between the balance sheet date and the date when the financial statement is issued, provided they give evidence of conditions that existed at the balance sheet date.

No subsequent events have been identified that require adjustment to or disclosure in the financial statement.